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                                                           16941 KEEGAN AVENUE
[LOGO]                                                       CARSON, CA  90746
                                                        PHONE:  (310) 884-2000
                                                          FAX:  (310) 884-2013


FOR IMMEDIATE RELEASE                             CONTACTS: Stephen E. Billis,
                                                                Controller, or
                                                         Theodore J. Eischeid,
                                                       Chief Executive Officer
                                                                (310) 884-2000


                         EDUCATIONAL INSIGHTS REPORTS
                     FOURTH QUARTER AND YEAR-END RESULTS

Carson, CA -- March 5, 1999 -- Educational Insights, Inc. (NASDAQ:EDIN) announced today that consolidated revenue was $12,354,000 for the quarter ended December 31, 1998, compared to $12,722,000 for the same period one year ago, a decrease of 2.9%. Consolidated revenue was $39,235,000 for the fiscal year ended December 31, 1998 an increase of 2.1% or $793,000 compared to $38,442,000 for the prior fiscal year.

The Company incurred a net loss of $1,679,000 or $0.24 per share -- diluted for the quarter ended December 31, 1998 compared to net income of $547,000 or $0.08 per share -- diluted for the same period in 1997. The net loss for the year ended December 31, 1998 was $2,284,000 or $0.32 per share -- diluted compared to net income of $65,000 or $0.01 per share -- diluted for 1997.

The Company stated that the decline in income was due primarily to a series of charges against income in the quarter ended December 31, 1998. The charges, totaling approximately $2,600,000 (before taxes), principally relate to excess inventory and recent decisions to discontinue certain low volume product lines as well as charges relating to certain organizational changes. Included in the above are approximately $500,000 in charges relating to the Big Talk project that was recently cancelled due to unresolved technical problems and is being completely redesigned.

Gross profit as a percentage of sales decreased 7.9 percentage points to 42.3% in 1998 from 50.2% in 1997. This reduction was primarily due to the write-off of certain inventory considered excess or obsolete and to an increase in the proportion of lower margin sales in the Company's ExploraToy division where sales increased by approximately 69%.

Combined operating expenses including sales and marketing, warehousing and distribution, research and development and general and administrative expense increased $879,000 to $19,944,000 for the year ended December 31, 1998 from $19,065,000 for the year ended December 31, 1997. The increase in these expenses was due primarily to an increase in research and development expenses resulting from the charges relating to the aforementioned Big Talk project as well as an increase in general and administrative expenses, primarily compensation expenses, relating to severance costs associated with the aforementioned organizational changes

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and costs associated with the recruitment and employment of the Company's new
Chief Executive Officer.

Ted Eischeid, the Company's President and CEO stated "We are obviously in a period of transition but we have already made a number of changes that I am confident will enhance the Company's performance."

Educational Insights, Inc. designs, develops and markets a variety of educational products, including electronic learning aids, electronic games, activity books, science kits, board games and other materials for use in both schools and homes. The Company's product line, including its most popular product, GeoSafari, appeals to children as well as students ranging from pre-kindergarten to adult and is designed to make learning fun.

Except for the historical information in this press release, the above statements contain forward-looking statements that involve a number of risks and uncertainties included, but not limited to, continued successful development and acceptance of new products, dependence on off-shore contract manufacturers, competitive factors, dependence on new distribution channels, dependence on education funding by Federal, State and local governments, dependence on key development and marketing personnel, general economic conditions and the risk factors listed from time-to-time in the Company's filings with the SEC.